SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Ranked Second in Latin American Corporate Governance Study

GOL is the only airline ranked in study by Spanish consulting group

São Paulo, June 12, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces that the Company was ranked second among non-bank companies in a Latin American corporate governance study (“The Best Governed Major Latin Corporations 2008”), conducted by Spanish sustainability consulting group Management & Excellence (M&E). According to the study, conducted in partnership with LatinFinance magazine, GOL employs 90.2% of the required positive corporate governance practices included in the analysis, compared to an average score of 62.34% by the 50 companies included in the research. GOL is the only airline named in the M&E report.

The study analyzed how companies’ corporate governance programs perform against 41 accepted standards of corporate governance used worldwide by both institutional and private investors. The report speaks to the Brazilian market’s strong emphasis on corporate governance, as 18 of the first 25 companies are based in Brazil.

“Recognition as having one of the best corporate governance programs among all Latin American companies is proof that the Company remains committed to transparency and equality among all shareholders and the public,” says Constantino de Oliveira Júnior, GOL Linhas Aéreas Inteligentes’ CEO.

Listed on the Bovespa and New York Stock Exchange since 2004, GOL is recognized as a company focused on maintaining high standards of corporate governance. The Company’s corporate governance committee is charged with monitoring the company’s internal procedures and advising the Board of Directors on “best practices” in both the Brazilian and global aviation industries. Additionally, while GOL operates in compliance with its listing as a Level 2 company on the Bovespa, the Company also grants its shareholders additional rights not required of Level 2 companies, such as “tag-along rights,” which offers preferred shareholders 100% of the price paid per common share of controlling block shareholders.

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 56 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.